UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60786L107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON THE MODUSLINK FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,438,868
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,438,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON 3 RIVERS ACTIVIST PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 418,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 418,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON GLADIUS INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 89,565
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 89,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON LCV CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 507,565
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 507,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON LODOVICO DE VISCONTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 507,565
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 507,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,086,352
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,086,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL FUND (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 758,951
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 758,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,845,303
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,845,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,000
	8	SHARED VOTING POWER 1,845,303
	9	SOLE DISPOSITIVE POWER 51,000
	10	SHARED DISPOSITIVE POWER 1,845,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON ANTHONY J. BONIDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON JEFFREY J. FENTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As previously disclosed in this Schedule 13D, the Reporting Persons formed The ModusLink Full Value Committee (the “Committee”) pursuant to a Solicitation Agreement, as amended (the “Agreement”), for the purpose of seeking representation on the Board of Directors of the Issuer (the “Board”) at the 2010 annual meeting of stockholders of the Issuer (the “Annual Meeting”).  Effective upon the execution of the Settlement Agreement (described in Item 4), the Agreement terminated on its own terms.  As a result, the obligations of the members of the Committee to act in concert with each other pursuant to the Agreement have terminated.  Accordingly, the members of the Committee are no longer members of a Section 13(d) group with respect to securities of the Issuer and have ceased to be Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 507,565 Shares beneficially owned by LCV is approximately $2,617,293, including brokerage commissions.  The Shares beneficially owned by LCV consist of 418,000 Shares that were acquired with 3 Rivers’ working capital and 89,565 Shares that were acquired with Gladius’ working capital.

The aggregate purchase price of the 1,845,303 Shares beneficially owned by Raging Capital is approximately $11,038,049, including brokerage commissions.  The Shares beneficially owned by Raging Capital consist of 1,086,352 Shares that were acquired with Raging Capital Fund’s working capital and 758,951 Shares that were acquired with Raging Capital Fund QP’s working capital.

The aggregate purchase price of the 51,000 Shares owned directly by Mr. Martin is approximately $322,590.

The aggregate purchase price of the 35,000 Shares owned directly by Mr. Traub is approximately $236,466.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 20, 2010, the Investors (as defined in the Settlement Agreement) and the Issuer entered into a Settlement Agreement.  Pursuant to the terms of the Settlement Agreement the Issuer agreed to, among other things, (i) expand the size of the Board to nine directors, (ii) appoint Jeffrey J. Fenton to serve as a director on the Board in Class III (the “Investor Director”) and (iii) appoint Joseph M. O’Donnell to serve as a director on the Board in Class II.  Effective as of the time of the Annual Meeting, the Board shall be reduced to eight directors.

CUSIP NO. 60786L107

The Issuer further agreed to commence or implement a stock repurchase program, self tender offer, cash dividend or other transaction or series of transactions (the “Capital Distribution”) in the amount of $40 million to be commenced or implemented during the calendar quarter ending March 31, 2011 and completed prior to December 31, 2011.  Concurrently with the election of directors at the 2010 Annual Meeting and the appointment of the Investor Director, the Board will form a Special Committee consisting of Mr. Fenton and three other directors designated by the Board (with Mr. Fenton serving as chairman of such committee) (the “Special Committee”) to consider the mechanism and timing of the Capital Distribution and to make recommendations to the Board with respect to such matters.  The Special Committee shall select and retain an independent financial advisor to advise the Special Committee in its evaluation of such matters.

The Investors agreed to among, other things, (i) withdraw the Nomination Letter and (ii) vote all Shares owned by the Investors in favor of the election of the Issuer’s slate of director nominees at the Annual Meeting.  In addition, the Investors agreed not to take certain action with respect to the Issuer, as detailed in the Settlement Agreement, from the date of the Settlement Agreement through the completion of the Issuer’s 2011 annual meeting of stockholders (such period, the “Standstill Period”).

If the Issuer shall not have (a) commenced a self tender offer to purchase at least $20 million of the Shares prior to March 31, 2011, (b) consummated such tender offer prior to the date that is ten days prior to the Issuer’s deadline for the submission of stockholder recommendations for the 2011 annual meeting of stockholders (the “2011 Nomination Deadline”) and (c) prior to the date that is ten days prior to the 2011 Nomination Deadline, notified the Investors that the term of the Investor Director shall continue through the Issuer’s 2012 annual meeting of stockholders, the Standstill Period shall terminate on the date that is ten days prior to the 2011 Nomination Deadline.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 44,022,140 Shares outstanding as of October 8, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 14, 2010.

As of the close of business on October 20, 2010, 3 Rivers owned directly 418,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with 3 Rivers discussed in further detail in Item 2, each of LCV and Mr. de Visconti may be deemed to beneficially own the Shares owned by 3 Rivers.

As of the close of business on October 20, 2010, Gladius owned directly 89,565 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Galdius discussed in further detail in Item 2, each of LCV and Mr. de Visconti may be deemed to beneficially own the Shares owned by Gladius.

CUSIP NO. 60786L107

As of the close of business on October 20, 2010,  Raging Capital Fund owned directly 1,086,352 Shares, constituting approximately 2.5% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund.

As of the close of business on October 20, 2010,  Raging Capital Fund QP owned directly 758,951 Shares, constituting approximately 1.7% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund QP.

As of the close of business on October 20, 2010,  Mr. Martin owned directly 51,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on October 20, 2010,  Mr. Traub owned directly 35,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on October 20, 2010, the members of The Moduslink Full Value Committee collectively owned an aggregate of 2,438,868 Shares, constituting approximately 5.5% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           The transactions in the Shares by the Reporting Person since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As a result of the dissolution of the Committee, the Committee has ceased to be the beneficial owner of more than 5% of the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 20, 2010, certain of the Reporting Persons and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

99.1
Settlement Agreement by and among ModusLink Global Solutions, Inc. and 3 Rivers Activist Partners, L.P., Gladius Investors, L.P., LCV Capital Management, LLC, Lodovico de Visconti, Raging Capital Fund, LP, Raging Capital Fund (QP), LP, Raging Capital Management, LLC and William C. Martin, dated October 20, 2010.

CUSIP NO. 60786L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2010

3 RIVERS ACTIVIST PARTNERS, L.P.

By:	LCV Capital Management, LLC General Partner

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

GLADIUS INVESTORS, L.P.

By:	LCV Capital Management, LLC General Partner

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

LCV CAPITAL MANAGEMENT, LLC

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

/s/ Lodovico de Visconti
LODOVICO DE VISCONTI

CUSIP NO. 60786L107

RAGING CAPITAL FUND, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

RAGING CAPITAL FUND (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

/s/ William C. Martin
WILLIAM C. MARTIN

CUSIP NO. 60786L107

/s/ Anthony J. Bonidy
ANTHONY J. BONIDY

/s/ Jeffrey J. Fenton
JEFFREY J. FENTON

/s/ Kenneth H. Traub
KENNETH H. TRAUB

CUSIP NO. 60786L107

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

Gladius Investors, L.P.

Common Stock	1,786	6.7091	10/11/10
Common Stock	5,300	6.8736	10/11/10
Common Stock	1,220	6.7459	10/12/10
Common Stock	9,925	6.6824	10/14/10
Common Stock	8,050	6.5000	10/18/10